                                                                    EXHIBIT (17)

                        PACIFIC LIFE INSURANCE COMPANY'S
                DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION
                       PROCEDURES FOR POLICIES PURSUANT TO
                            RULE 6e-3(T)(b)(12)(iii)

     This document sets forth the administrative procedures that will be followed by Pacific Life Insurance Company ("Pacific Life") in connection with the issuance of its M's Versatile Product - Survivorship Flexible Premium Joint Survivorship Variable Life Insurance Policy ("Policy"), the transfer of assets held under the Policies, and the redemption by Policy owners of their interests in said Policies.

I.   PURCHASE AND RELATED TRANSACTIONS

     A.   Premium Schedules and Underwriting Standards
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     The Policy is a flexible premium joint survivorship variable life insurance policy. The Policy provides lifetime insurance protection on the lives of two insureds named in the Policy, with a death benefit payable when the last surviving insured dies while the Policy is in force. A Policy owner may elect one of four options to calculate the amount of death benefit payable under the Policy. The Policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws which prohibit unfair discrimination among Policy owners, but allow cost of insurance rates to be based upon factors such as age, health or occupation.

     A Policy owner may choose the amount and frequency of premium payments, subject to a minimum of $50 per payment.

     B.   Application and Initial Premium Processing
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     Upon receipt of a completed application for a Policy, Pacific Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insureds are insurable. This process may involve verification procedures and may require that further information be provided by the applicant before a determination can be made. Pacific Life will first become obligated under a Policy when the total initial premium is received or on the date the application is accepted by Pacific Life, whichever is later.

     After the Policy is issued, insurance coverage under the Policy will be deemed to have begun as of the Policy Date. The Policy Date is usually the date that the Policy is issued. The Policy Date is the date used to determine Policy years, Policy months, and Policy monthly, quarterly, semi-annual and annual anniversaries.

     C.   Additional Premium Payments
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     The Policy is a flexible premium policy, and it provides flexibility to pay premiums at the Policy owner's discretion. When applying for a Policy, a Policy owner will determine a planned periodic premium that provides for the payment of level premiums of fixed intervals over a specified period of time. Each Policy owner will receive a premium reminder notice or listbill on either an annual, semi-annual, or quarterly basis (or monthly (listbill only)), at the option of the Policy owner; however, the Policy owner is not required to pay planned periodic premiums.

     Payment of the planned periodic premium will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends upon the Policy's accumulated value. Even if planned periodic premiums are paid, the Policy will lapse any time accumulated value less Policy debt is insufficient to pay the current monthly deduction and a grace period expires without sufficient payment. Any premium payment must be for at least $50. Pacific Life also may reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability.

     D.   Premium Allocation
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     A Policy owner may allocate net premiums among the variable accounts and/or the fixed accounts. When a Policy is issued and all delivery requirements are received at Pacific Life's Client Services Department, the Accumulated Value will be automatically allocated according to the Policy owner's instructions in the application or more recent instructions if any (except for amounts allocated to the Loan Account to secure any Debt). The initial allocation must be made in the application for the Policy. All net premiums are allocated to the Policy owner's instructions the later of 15 days after the Policy is issued or when all requirements for the Policy to be considered in force are delivered to the Client Services Department (the Free-Look Transfer Date).

     Additional net premium payments will be allocated among the investment alternatives according to the Policy owner's instructions (after the Free-Look Transfer Date). A Policy owner may change the allocation of accumulated value by submitting a proper written request to Pacific Life's Service Center.

     Pacific Life reserves the right to limit the amount allocated to the Fixed LT Account to $1,000,000 during the most recent 12 months for all of a Policy owner's policies. Allocations include net premium payments, transfers and loan repayments. Any excess over $1,000,000 would be transferred to a Policy owner's other Investment Options according to the Policy owner's most recent instructions.

     E.   Reinstatement
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     Pacific Life will reinstate a lapsed Policy (see "Policy Lapsation",
Section III.C. of this document) at any time within five years after the end of the grace period, provided Pacific Life receives the following: (1) a written application of the Policy owner; (2) evidence of insurability satisfactory to Pacific Life for each insured; and (3) payment of all monthly charges and deductions that were due and unpaid during the grace period, and payment of a premium at least equal to three times the most recent monthly deduction.

     When the Policy is reinstated, the accumulated value will be equal to the accumulated value on the date of the lapse subject to the following: (1) if the Policy is reinstated after the first monthly payment date following lapse, the accumulated value will be reduced by the amount of the Policy debt on the date of lapse and no Policy debt will exist on the date of reinstatement; (2) if the Policy is reinstated on the monthly payment date next following lapse, any Policy debt on the date of lapse will also be reinstated; and (3) no interest on amounts held in Pacific Life's Loan Account to secure Policy debt will be paid or credited between lapse and reinstatement.

     Reinstatement will be effective as of the monthly payment date on or next following the date of approval by Pacific Life, and accumulated value minus Policy debt will be allocated among the variable accounts and the fixed accounts in accordance with the Policy owner's current premium allocation instructions.

     F.   Policy Loans
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     A Policy owner may borrow from Pacific Life an amount up to the greater of 90% of the Policy's accumulated value, less any outstanding Policy debt and any surrender charges, or (2) 100% of the product of (a x b/c - d) where (a) equals the Policy's accumulated value less 12 times the current monthly deduction; (b) equals 1 plus the annual loan interest rate credited; (c) equals 1 plus the annual loan interest rate currently charged; and (d) equals any existing Policy debt. The minimum loan that may be taken is $200. A Policy is the only security required for a loan.

     When a Policy owner takes a loan, an amount equal to the loan is transferred out of the Policy owner's accumulated value in the variable accounts and the fixed accounts on a proportional basis, unless the Policy owner instructs Pacific Life otherwise.

     The interest rate on loans is 3.25% annually for all years. Pacific Life will credit interest monthly on amounts held in the Loan Account to secure the loan at an annual rate of at least 3.0% in all Policy years. The owner may repay all or a part of the loan at any time while the Policy is in force. If not repaid, the Policy debt will reduce the amount of death proceeds paid upon the death of the insured, the cash surrender value paid upon surrender, or the refund of premium upon exercise of the Free-Look Right.

A loan may affect the length of time the Policy remains in force. The Policy will lapse when accumulated value minus Policy debt is insufficient to cover the monthly deduction against the Policy's accumulated value on any monthly payment date and the minimum payment required is not made during the grace period. Moreover, the Policy may enter the grace period more quickly when a loan is outstanding, because the loaned amount is not available to cover monthly deductions.

II.  TRANSFER AMONG INVESTMENT OPTIONS

     The Pacific Select Exec Separate Account (the "Separate Account") is a separate investment account of Pacific Life used to support the variable death benefits and policy values of Pacific Life's life insurance policies. The Separate Account currently is made up of thirty one variable accounts which invest in shares of a corresponding portfolio of Pacific Select Fund or the M Fund (each a "Fund"), the investment vehicles of the Separate Account. Each Fund is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end management investment company of the series type. The portfolios of the Pacific Select Fund, each of which has a different investment objective, are the Blue Chip Portfolio, the Aggressive Growth Portfolio, the Aggressive Equity Portfolio, the Emerging Markets Portfolio, the Diversified Research Portfolio, the Small-Cap Equity Portfolio, the International Large-Cap Portfolio, the Equity Portfolio, the I-Net Tollkeeper Portfolio, the Financial Services Portfolio, the Health Sciences Portfolio, the Technology Portfolio, the Telecommunications Portfolio, the Multi-Strategy Portfolio, the Equity Income Portfolio, the Comstock Portfolio, the Growth LT Portfolio, the Focused 30 Portfolio, the Mid-Cap Value Portfolio, the International Value Portfolio, the Capital Opportunities Portfolio, the Mid-Cap Growth Portfolio, the Global Growth Portfolio, the Equity Index Portfolio, the Small-Cap Index Portfolio, the Real Estate Portfolio, the Inflation Managed Portfolio, the Managed Bond Portfolio, the Money Market Portfolio, the High Yield Bond Portfolio, the Large-Cap Value Portfolio, the Main Street Core Portfolio, the Small-Cap Value Portfolio, the Research Portfolio, and the Short Duration Portfolio. The funds of the M Fund, each of which has a different investment objective, are the Brandes International Equity Fund, the Turner Core Growth Fund, the Frontier Capital Appreciation Fund, and the Business Opportunity Value Fund.

     A Policy owner may allocate accumulated value from the variable accounts to the fixed accounts. However, such a transfer will only be permitted in the Policy month preceding a Policy anniversary. Transfers from the fixed accounts to the variable accounts are also permitted, subject to the following restrictions: (1) the Policy owner may not make more than one transfer from the fixed accounts to the variable accounts in any 12-month period; and (2) the Policy owner may transfer no more than the greater of 25% of the

Accumulated Value in the Fixed Account or $5,000 to the Variable Accounts in any 12-month period, and no more than the greater of 10% of the Accumulated Value in the Fixed LT Account or $5,000 to the Variable Accounts.

     Pacific Life reserves the right to limit the amount allocated to the Fixed LT Account to $1,000,000 during the most recent 12 months for all of a Policy owner's policies. Allocations include net premium payments, transfers and loan repayments. Any excess over $1,000,000 would be transferred to a Policy owner's other Investment Options according to the Policy owner's most recent instructions.

III. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

     A.   Surrender for Net Cash Surrender Value
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     A Policy owner can make partial withdrawals of the net cash surrender value of the Policy starting on the first Policy anniversary. During the first fifteen Policy years, the portion of a partial withdrawal of up to the lesser of $10,000 or 10% of premium paid will not reduce the face amount under the Policy. The excess of any withdrawal over this amount may cause a reduction in Face Amount if the Death Benefit Option is Option A or Option D, as described below.

     A partial withdrawal must be for at least $500, and the Policy's net cash surrender value after the withdrawal must be at least $500. If there is any Policy debt, the maximum partial withdrawal amount is limited to the excess, if any, of the cash surrender value immediately prior to the withdrawal over the result of the Policy debt divided by 90%.

     When a partial withdrawal is made on a Policy on which the owner has selected Death benefit Option A or Death Benefit Option D, the face amount under the Policy is decreased by the excess, if any, of the face amount over the result of the death benefit immediately prior to the partial withdrawal minus the amount of the partial withdrawal. A partial withdrawal will not change the face amount of a Policy on which the owner has selected Death Benefit Option B or Death Benefit Option C. However, assuming that the death benefit is not equal to accumulated value times a death benefit percentage, the partial withdrawal will reduce the death benefit by the amount of the partial withdrawal. To the extent the death benefit is based upon the accumulated value times the death benefit percentage applicable to the insureds, a partial withdrawal may cause the death benefit to decrease by an amount greater than the amount of the partial withdrawal.

     B.   Death Claims
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     Upon the death of both insureds, Pacific Life will pay to a named beneficiary death benefit proceeds, either in a lump sum or under a payment plan offered under the Policy. The proceeds will be the death benefit under the Policy, plus any insurance proceeds provided by rider, reduced by adjustments for any outstanding Policy debt (and, if in the grace period, any overdue charges).

     The death benefit will be the greater of the Guideline Minimum Death Benefit or one of the following four options: (1) Death Benefit Option A -- the face amount of the Policy; (2) Death Benefit Option B -- the face amount of the Policy plus the accumulated value; or (3) Death Benefit Option C -- the face amount of the Policy plus the total premiums paid minus total withdrawals; or
(4) Death Benefit Option D - the face amount of the policy multiplied by a death benefit factor shown on a Policy's specifications pages. Because the specified percentage is applied to a Policy owner's accumulated value, an increase in accumulated value may increase the death benefit. However, because the death benefit will never be less than the face amount while the Policy is in force, a decrease in the accumulated value may decrease the death benefit but never below the face amount while the Policy is in force.

     The face amount of the Policy may be decreased by the Policy owner. A decrease in face amount may only be made after the first Policy year. Such a change may change the death benefit, depending, among other things, upon the death benefit option chosen by the owner and whether, and the degree to which, the death benefit under a Policy exceeds the face amount prior to the change. A change in the face amount may affect the net amount at risk under a Policy, which may affect a Policy owner's cost of insurance charge. For these purposes, the net amount at risk is equal to the death benefit less the policy owner's accumulated value.

     Any request for a change in face amount must be by written application to Pacific Life's Service Center. A Policy owner may make only one such request per Policy year.

     C.   Policy Lapsation
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     If the accumulated value less Policy debt of a Policy is insufficient to cover deductions and charges on a monthly payment date, Pacific Life will give written notice to the Policy owner that if the amount shown in the notice (which will be sufficient to cover the deduction amount(s) due) is not paid within 61 days (the "grace period"), the Policy owner faces a danger of lapse. The Policy will remain in force through the grace period, but if no payment is forthcoming, it will terminate at the end of the grace period. In order to avoid termination, the Policy owner must pay an amount equal to three times the charges and deductions due on the monthly payment date in which the insufficiency occurred.

     If the required payment is made during the grace period, such payment will be allocated among the variable accounts and the fixed accounts in accordance with the Policy owner's allocation instructions. If the survivor dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the grace period, reduced by any unpaid monthly deductions and charges due and any Policy debt.

     A lapsed Policy may be reinstated at any time within five years after the end of the grace period but before the maturity date. See "Reinstatement",
Section I.E. above.

     D.   Policy Loans
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     See Section I.F. above.